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                             December 27, 2022

       Peter McGoff
       Chief Legal Officer
       Rubrik, Inc.
       3495 Deer Creek Road
       Palo Alto, California 94304

                                                        Re: Rubrik, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
December 12, 2022
                                                            CIK No. 0001943896

       Dear Peter McGoff:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated November 10, 2022.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Notes to Consolidated Financial Statements, page F-8

   1.                                                   In response to prior
comment 11, you state,    The Company   s interpretation of the
                                                        definition of related
party transactions under ASC 850 is focused on the control
                                                        principle.    In such
limitation, please explain how you considered the definition of related parties in ASC
850-10-20. In this regard, the definition also includes management of the entity and members of
their immediate families.
 Peter McGoff
FirstName
Rubrik, Inc.LastNamePeter McGoff
Comapany27,
December    NameRubrik,
               2022      Inc.
December
Page  2    27, 2022 Page 2
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

2. We note your revised disclosure in response to prior comment 12. Specifically, we note you removed the discussion that you do not provide customers with the right to take possession of the software. Please clarify whether you provide your Channel Partners with the right to take possession of the software.
        You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Melissa Walsh,
Senior Staff Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at
202-551-5176 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Jon Avina